UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of August, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION TO BE INCLUDED IN REPORT
1. Quarterly Report for the First Quarter of the 143rd Fiscal Year filed on August 10, 2011
On August 10, 2011, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the three months period ended June 30, 2011.
Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated July 28, 2011, a copy of which was submitted under cover of Form 6-K on August 1, 2011 by the registrant.
Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the three months ended June 30, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.

(Registrant)

Date: August 11, 2011	By:	/s/ Mikio Fujitsuka Mikio Fujitsuka
Director and Senior Executive Officer, Chief Financial Officer

Notes to Quarterly Consolidated Financial Statements (Unaudited)
1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies
Basis of Quarterly Financial Statement Presentation
Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.
Summary of Significant Accounting Policies
There is no material change for Summary of Significant Accounting Policies stated in the annual report for the year ended March 31, 2011.

[Quarterly Consolidated Financial Statements]
Consolidated Balance Sheets (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
June 30, 2011 and March 31, 2011

	June 30, 2011		March 31, 2011
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Assets
Current assets
Cash and cash equivalents	¥83,049		¥84,224
Time deposits	1,441		734
Trade notes and accounts receivable (Note 4)	510,076		532,757
Inventories (Note 5)	530,719		473,876
Deferred income taxes and other current assets (Notes 8, 11, 12 and 13)	169,696		152,781

Total current assets	1,294,981	58.4	1,244,372	57.9

Long-term trade receivables (Note 4)	196,213	8.9	183,270	8.5

Investments
Investments in and advances to affiliated companies	20,090		25,115
Investment securities (Notes 6, 12 and 13)	53,679		60,855
Other	2,989		3,124

Total investments	76,758	3.5	89,094	4.1

Property, plant and equipment —less accumulated depreciation of ¥636,630 million at June 30, 2011 and ¥639,368 million at March 31, 2011	510,188	23.0	508,387	23.7

Goodwill	30,253	1.4	29,321	1.4

Other intangible assets	60,373	2.7	53,971	2.5

Deferred income taxes and other assets (Notes 8, 11, 12 and 13)	47,305	2.1	40,722	1.9

	¥2,216,071	100.0	¥2,149,137	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

	June 30, 2011		March 31, 2011
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥149,499		¥130,308
Current maturities of long-term debt (Notes 12 and 13)	138,577		122,608
Trade notes, bills and accounts payable	303,141		308,975
Income taxes payable	20,236		38,829
Deferred income taxes and other current liabilities (Notes 8, 11, 12 and 13)	211,848		199,268

Total current liabilities	823,301	37.2	799,988	37.2

Long-term liabilities
Long-term debt (Notes 12 and 13)	307,033		291,152
Liability for pension and retirement benefits	45,873		48,027
Deferred income taxes and other liabilities (Notes 8, 11, 12 and 13)	51,171		37,290

Total long-term liabilities	404,077	18.2	376,469	17.5

Total liabilities	1,227,378	55.4	1,176,457	54.7

Commitments and contingent liabilities (Note 10)	—		—

Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at June 30, 2011 and at March 31, 2011
Issued 998,744,060 shares at June 30, 2011 and at March 31, 2011	67,870		67,870
Outstanding 967,983,328 shares at June 30, 2011 and 967,902,641 shares at March 31, 2011
Capital surplus	140,582		140,523
Retained earnings:
Appropriated for legal reserve	37,147		34,494
Unappropriated	880,837		847,153
Accumulated other comprehensive income (loss) (Note 6)	(143,203)		(131,059)
Treasury stock at cost, 30,760,732 shares at June 30, 2011 and 30,841,419 shares at March 31, 2011	(35,176)		(35,138)

Total Komatsu Ltd. shareholders’ equity	948,057	42.8	923,843	43.0

Noncontrolling interests	40,636	1.8	48,837	2.3

Total equity	988,693	44.6	972,680	45.3

	¥2,216,071	100.0	¥2,149,137	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Income (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Three months ended June 30, 2011 and 2010

	Three months ended		Three months ended
	June 30, 2011		June 30, 2010
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥494,177	100.0	¥447,140	100.0
Cost of sales	356,637	72.2	329,856	73.8
Selling, general and administrative expenses (Note 3 and 7)	69,428	14.0	62,947	14.1
Other operating income (expenses), net	257	0.1	(262)	(0.1)

Operating income	68,369	13.8	54,075	12.1

Other income (expenses), net	72		(3,971)
Interest and dividend income	1,295	0.3	1,021	0.2
Interest expense	(1,888)	(0.4)	(1,669)	(0.4)
Other, net (Notes 3, 6, 11 and 13)	665	0.1	(3,323)	(0.7)

Income before income taxes and equity in earnings of affiliated companies	68,441	13.8	50,104	11.2

Income taxes (Notes 8)
Current	16,741		9,158
Deferred	(5,605)		8,308

Total	11,136	2.3	17,466	3.9

Income before equity in earnings of affiliated companies	57,305	11.6	32,638	7.3
Equity in earnings of affiliated companies	581	0.1	641	0.1

Net income	57,886	11.7	33,279	7.4

Less net income attributable to noncontrolling interests	(2,180)	(0.4)	(2,582)	(0.6)
Net income attributable to Komatsu Ltd.	¥55,706	11.3	¥30,697	6.9

	Yen
	Three months ended	Three months ended
	June 30, 2011	Three 30, 2010
Net income attributable to Komatsu Ltd. per share (Note 9)
Basic	¥57.55	¥31.72
Diluted	57.50	31.70
Cash dividends per share (Note 15)	20.00	8.00
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Equity (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2011	Millions of yen

			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity

Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

Cash dividends (Note 15)				(19,369)			(19,369)	(6,063)	(25,432)
Transfer to retained earnings appropriated for legal reserve			2,653	(2,653)			—		—
Other changes							—	(3,881)	(3,881)
Comprehensive income (loss)
Net income				55,706			55,706	2,180	57,886
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(10,241)		(10,241)	(421)	(10,662)
Net unrealized holding gains (losses) on securities available for sale					(2,243)		(2,243)		(2,243)
Pension liability adjustments					(196)		(196)		(196)
Net unrealized holding gains (losses) on derivative instruments (Note 11)					536		536	(16)	520

Comprehensive income (loss)							43,562	1,743	45,305

Issuance and exercise of stock acquisition rights (Note 7)		(61)					(61)		(61)
Purchase of treasury stock						(216)	(216)		(216)
Sales of treasury stock		120				178	298		298

Balance at June 30, 2011	¥67,870	¥140,582	¥37,147	¥880,837	¥(143,203)	¥(35,176)	¥948,057	¥40,636	¥988,693

Three months ended June 30, 2010	Millions of yen

			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity

Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends (Note 15)				(7,749)			(7,749)	(102)	(7,851)
Transfer to retained earnings appropriated for legal reserve			743	(743)			—		—
Other changes							—		—
Comprehensive income (loss)
Net income				30,697			30,697	2,582	33,279
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(35,245)		(35,245)	(2,983)	(38,228)
Net unrealized holding gains (losses) on securities available for sale					(3,350)		(3,350)		(3,350)
Pension liability adjustments					(215)		(215)		(215)
Net unrealized holding gains (losses) on derivative instruments (Note 11)					938		938	(60)	878

Comprehensive income (loss)							(7,175)	(461)	(7,636)

Issuance and exercise of stock acquisition rights(Note 7)							—		—
Purchase of treasury stock						(545)	(545)		(545)
Sales of treasury stock							—		—

Balance at June 30, 2010	¥67,870	¥140,421	¥32,726	¥746,295	¥(133,506)	¥(35,300)	¥818,506	¥42,261	¥860,767

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Three months ended June 30, 2011 and 2010

	Millions of yen
	Three months ended	Three months ended
	June 30, 2011	June 30, 2010
Operating activities
Net income	¥57,886	¥33,279
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	20,356	21,433
Deferred income taxes	(5,605)	8,308
Net loss (gain) from sale of investment securities and subsidiaries	(130)	33
Net loss (gain) on sale of property	(236)	(585)
Loss on disposal of fixed assets	388	457
Pension and retirement benefits, net	(838)	(3,074)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	5,160	(15,202)
Decrease (increase) in inventories	(57,626)	(4,336)
Increase (decrease) in trade payables	(14,083)	32,280
Increase (decrease) in income taxes payable	(18,466)	(8,086)
Other, net	7,249	(9,261)

Net cash provided by (used in) operating activities	(5,945)	55,246

Investing activities
Capital expenditures	(24,067)	(18,829)
Proceeds from sale of property	2,991	2,043
Proceeds from sale of available for sale investment securities	410	2
Purchases of available for sale investment securities	(333)	(536)
Acquisition of subsidiaries and equity investees, net of cash acquired	(5,107)	762
Collection of loan receivables	213	305
Disbursement of loan receivables	(61)	(27)
Decrease (increase) in time deposits	(504)	(935)

Net cash provided by (used in) investing activities	(26,458)	(17,215)

Financing activities
Proceeds from long-term debt	61,355	17,893
Repayments on long-term debt	(7,740)	(5,367)
Increase (decrease) in short-term debt, net	20,806	(25,478)
Repayments of capital lease obligations	(17,524)	(9,977)
Sale (purchase) of treasury stock, net	23	(6)
Dividends paid	(19,369)	(7,749)
Other, net	(4,925)	(133)

Net cash provided by (used in) financing activities	32,626	(30,817)

Effect of exchange rate change on cash and cash equivalents	(1,398)	(5,314)

Net increase (decrease) in cash and cash equivalents	(1,175)	1,900
Cash and cash equivalents, beginning of year	84,224	82,429

Cash and cash equivalents, end of period	¥83,049	¥84,329

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

2. Supplemental Cash Flow Information
Additional cash flow information and noncash investing and financing activities for the three months ended June 30, 2011 and 2010 are as follows:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2011	June 30, 2010
Additional cash flow information:
Interest paid	¥1,848	¥1,628
Income taxes paid	35,358	20,301
Noncash investing and financing activities:
Capital lease obligations incurred	¥241	¥1,177

3. Business Combination
On May 18, 2011, the Company acquired additional 50,000 shares of Gigaphoton Inc. (hereinafter “Gigaphoton”) for ¥7,500 million in cash tendered.
Prior to the additional acquisition, the Company held a 50.0% equity interest in Gigaphoton and accounted for the investment by the equity method. As a result of the additional investment, the Company’s ownership increased to 100.0% and Gigaphoton became a consolidated subsidiary of the Company.
Gigaphoton was established by Ushio Inc. (hereinafter “Ushio”) and the Company as a 50-50 joint-venture company to develop, manufacture, sell and service excimer laser light sources for lithography tools in August 2000.
To develop an extreme ultraviolet light source, Ushio and Gigaphoton have been working on different methods. Because Gigaphoton and Ushio will be competing on the same market, Ushio and the Company have decided to terminate the joint-venture agreement. As a wholly owned subsidiary of the Company, Gigaphoton will not only further expand its conventional excimer laser business but also accelerate the pace of research and development by teaming up with the Company to create an extreme ultraviolet light source as the basis for next-generation lithography tools.
Following is a summary of the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition:

Millions of yen
Consideration
Cash and cash equivalents	¥7,500

Fair value of total consideration transferred	7,500
Fair value of Komatsu’s equity interest in Gigaphoton held before the business combination	7,500

¥15,000

Acquisiton-related cost (included in selling, general and administrative expenses)	¥36

Recognized amounts of identifiable assets and liabilities assumed
Current assets	¥14,859
Property, plant and equipment	2,376
Intangible assets	7,425
Other assets	15

Total assets acquired	24,675

Current liabilities	(7,860)
Long-term liabilities	(2,896)

Total liabilities assumed	(10,756)

Net assets acquired	13,919

Goodwill	1,081

¥15,000

The goodwill of ¥1,081 million was assigned to the Industrial Machinery and Others operating segment. The goodwill is not deductible for tax purposes.

As a result of remeasuring to fair value its 50% equity interest in Gigaphoton held before the business combination, a gain of ¥2,592 million was recorded in “Other income (expenses)” in the accompanying consolidated statement of income for the three months ended June 30, 2011.
The sales and net income attributable to Komatsu Ltd. of the combined entity had the acquisition date been April 1, 2010 would not differ materially from the amounts reported in the consolidated financial statements for the three months ended June 30, 2010.

4. Allowance for Doubtful Receivables
At June 30, 2011 and at March 31, 2011, allowances for doubtful receivables deducted from “Trade notes and accounts receivable” and “Long-term trade receivables” are ¥15,409 million and ¥15,793 million, respectively.

5. Inventories
At June 30, 2011 and at March 31, 2011, inventories comprised the following:

	Millions of yen
	June 30,	March 31,
	2011	2011
Finished products, including finished parts held for sale	¥336,182	¥294,807
Work in process	148,189	135,167
Materials and supplies	46,348	43,902

Total	¥530,719	¥473,876

6. Investment Securities
Investment securities at June 30, 2011 and at March 31, 2011 primarily consisted of securities available for sale.
Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.
The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at June 30, 2011 and at March 31, 2011 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
June 30, 2011
Investment securities:
Marketable equity securities available for sale	¥23,866	¥21,847	¥270	¥45,443
Other investment securities at cost	8,236

	¥32,102

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
March 31, 2011
Investment securities:
Marketable equity securities available for sale	¥23,887	¥25,599	¥114	¥49,372
Other investment securities at cost	11,483

	¥35,370

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.
Proceeds from the sales of investment securities available for sale were ¥410 million and ¥2 million for the three months ended June 30, 2011 and 2010, respectively.
Impairment losses and net realized gains or losses from sale of investment securities available for sale during the three months ended June 30, 2011 and 2010 amounted to gains of ¥130 million and losses of ¥33 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.
The cost of the investment securities sold was computed based on the average-cost method.

7. Stock Option Plan
The Company intends to transfer treasury shares to directors and certain employees and certain directors of subsidiaries and affiliated companies under an agreement granting the right for them to request such transfers at a predetermined price.
Komatsu recognizes compensation expense using the fair value method. For the three months ended June 30, 2011 and 2010, no compensation expense was recorded as no right was granted.

8. Income Taxes
The effective tax rates for the three months ended June 30, 2011 was 16.3%. The differences between the effective tax rate and the Japanese statutory tax rate 40.8% include a decrease of the valuation allowance of ¥12,686 million(18.5% on income before income taxes and equity in earnings of affiliated companies) by a change in assessment about the likelihood of recovery of a deferred tax asset related to the decision of the merger between Komatsu Rental Ltd. and the Company during the three months ended June 30, 2011.

9. Net Income Attributable to Komatsu Ltd. per Share
A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2011	June 30, 2010
Net income attributable to Komatsu Ltd.	¥55,706	¥30,697

	Number of shares
	Three months ended	Three months ended
	June 30, 2011	June 30, 2010
Weighted average common shares outstanding, less treasury stock	967,942,471	967,834,078
Dilutive effect of:
Stock options	877,259	462,103

Weighted average diluted common shares outstanding	968,819,730	968,296,181

	Yen
	Three months ended	Three months ended
	June 30, 2011	June 30, 2010
Net income attributable to Komatsu Ltd. per share:
Basic	¥57.55	¥31.72
Diluted	¥57.50	¥31.70

10. Contingent Liabilities
At June 30, 2011 and at March 31, 2011, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥1,387 million and ¥1,347 million, respectively.
Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.
For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 16 years to 30 years in the case of employees with housing loans, and from 1 year to 11 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥105,626 million and ¥99,312 million at June 30, 2011 and at March 31, 2011, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at June 30, 2011 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.
Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.
Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.
Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

11. Derivative Financial Instruments
Notional principal amounts of derivative financial instruments outstanding at June 30, 2011 and at March 31, 2011 are as follows:

	Millions of yen
	June 30,	March 31,
	2011	2011
Forwards and options:
Sale of foreign currencies	¥109,519	¥94,504
Purchase of foreign currencies	76,555	87,605
Option contracts (purchased)	242	490
Interest rate swaps, cross-currency swaps and interest rate cap agreements	119,816	123,424
Fair values of derivative instruments at June 30, 2011 and at March 31, 2011 on the consolidated balance sheets are as follows:

	Millions of yen
	June 30, 2011
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥836	Deferred income taxes and other current liabilities	¥54
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	76	Deferred income taxes and other current liabilities	478

Total		¥912		¥532

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥441	Deferred income taxes and other current liabilities	¥1,445
	Deferred income taxes and other assets	3	Deferred income taxes and other liabilities	117
Option contracts	Deferred income taxes and other current assets	8	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	7,080	Deferred income taxes and other current liabilities	392
	Deferred income taxes and other assets	3,786	Deferred income taxes and other liabilities	107

Total		¥11,318		¥2,061

Total Derivative Instruments		¥12,230		¥2,593

	Millions of yen
	March 31, 2011
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥11	Deferred income taxes and other current liabilities	¥817
	Deferred income taxes and other assets	2	Deferred income taxes and other liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	126	Deferred income taxes and other current liabilities	471

Total		¥139		¥1,288

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥403	Deferred income taxes and other current liabilities	¥2,025
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	126
Option contracts	Deferred income taxes and other current assets	7	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	6,967	Deferred income taxes and other current liabilities	382
	Deferred income taxes and other assets	3,515	Deferred income taxes and other liabilities	155

Total		¥10,892		¥2,688

Total Derivative Instruments		¥11,031		¥3,976

The effects of derivative instruments on the consolidated statements of income for the three months ended June 30, 2011 and 2010 are as follows:
Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended
	June 30, 2011
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in	reclassified	reclassified	recognized in	recognized in
	OCI on	from accumulated	from accumulated	income	income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥1,797	Other income (expenses), net: Other, net	¥852	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(33)	—	—	—	—

Total	¥1,764		¥852		¥—

	Millions of yen
	Three months ended
	June 30, 2010
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in	reclassified	reclassified	recognized in	recognized in
	OCI on	from accumulated	from accumulated	income	income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥3,334	Other income (expenses), net: Other, net	¥1,606	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(127)	—	—	—	—

Total	¥3,207		¥1,606		¥—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended
	June 30, 2011
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(735)
Option contracts	Other income (expenses), net: Other, net	1
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(66)
	Other income (expenses), net: Other, net	975

Total		¥175

	Millions of yen
	Three months ended
	June 30, 2010
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥1,963
Option contracts	Other income (expenses), net: Other, net	(9)
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(149)
	Other income (expenses), net: Other, net	3,251

Total		¥5,056

12. The Fair Value of Financial Instruments
(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payables, and Other Current Liabilities
The carrying amount approximates fair value because of the short maturity of these instruments.
(2)	Investment Securities, Marketable Equity Securities
The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.
(3)	Long-Term Trade Receivables, Including Current Portion
The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.
(4)	Long-Term Debt, Including Current Portion
The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.
(5)	Derivatives
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swaps agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at June 30, 2011 and at March 31, 2011, are summarized as follows:

	Millions of yen
	June 30, 2011		March 31, 2011
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Investment securities, marketable equity securities	¥45,443	¥45,443	¥49,372	¥49,372
Long-term debt, including current portion	445,610	442,009	413,760	412,375
Derivatives:
Forwards and options
Assets	1,288	1,288	423	423
Liabilities	1,616	1,616	2,968	2,968
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	10,942	10,942	10,608	10,608
Liabilities	977	977	1,008	1,008
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

13. Fair value measurements
Financial Accounting Standards Board Accounting Standard Codification™ (“ASC”) 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 —	Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis
The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at June 30, 2011 and at March 31, 2011 are as follows:

	Millions of yen
June 30, 2011	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥27,285	¥—	¥—	¥27,285
Financial service industry	15,641	—	—	15,641
Other	2,517	—	—	2,517
Derivatives
Forward contracts	—	1,280	—	1,280
Option contracts	—	8	—	8
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	10,942	—	10,942

Total	¥45,443	¥12,230	¥—	¥57,673

Liabilities
Derivatives
Forward contracts	¥—	¥1,616	¥—	¥1,616
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	977	—	977
Other	—	26,411	879	27,290

Total	¥—	¥29,004	¥879	¥29,883

	Millions of yen
March 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥30,219	¥—	¥—	¥30,219
Financial service industry	16,439	—	—	16,439
Other	2,714	—	—	2,714
Derivatives
Forward contracts	—	416	—	416
Option contracts	—	7	—	7
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	10,608	—	10,608

Total	¥49,372	¥11,031	¥—	¥60,403

Liabilities
Derivatives
Forward contracts	¥—	¥2,968	¥—	¥2,968
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,008	—	1,008
Other	—	26,665	859	27,524

Total	¥—	¥30,641	¥859	¥31,500

Investment securities available for sale
Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.
Derivatives
Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.
Other
Other primarily represents loans which are measured at fair value. The fair value of loans is based on a valuation model based on market yield curve data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.
The following table summarizes information about changes of Level 3 for the three months ended June 30, 2011 and 2010.

	Millions of yen
	Three months ended	Three months ended
	June 30, 2011	June 30, 2010
Balance, beginning of year	¥(859)	¥(2,280)
Total gains or losses (realized / unrealized)	(20)	302
Included in earnings	(45)	210
Included in other comprehensive income (loss)	25	92
Purchases, issuances and settlements	—	486

Balance, end of period	¥(879)	¥(1,492)

The amounts of unrealized gains and losses on classified in Level 3 liabilities recognized in earnings for the three months ended June 30, 2011 and 2010 related to liabilities still held at June 30, 2011 and 2010 were losses of ¥45 million and gains of ¥210 million, respectively. These gains and losses were reported in other income (expenses), net of the consolidated statements of income.
Assets and liabilities that are measured at fair value on a non-recurring basis
During three months ended June 30, 2011 and 2010, assets and liabilities that were measured at fair value on a non-recurring basis were not material.

14. Committed Credit Lines
Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥53,372 million and ¥42,660 million, respectively, at June 30, 2011 and at March 31, 2011 with financial institutions to secure liquidity. At June 30, 2011 and at March 31, 2011, ¥18,753 million and ¥17,562 million, respectively, were available to be used under such credit line agreements.

15. Dividends
Three months ended June 30, 2011
Payment amount of dividends

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of yen)
Ordinary general meeting of shareholders held on June 22, 2011	Common stock	19,369

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	20	March 31, 2011	June 23, 2011
Note:   Amounts are rounded down to nearest million yen.
Three months ended June 30, 2010
Payment amount of dividends

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of yen)
Ordinary general meeting of shareholders held on June 23, 2010	Common stock	7,748

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	8	March 31, 2010	June 24, 2010
Note:    Amounts are rounded down to nearest million yen.

16. Business Segment and Geographic Information
Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.
Segment profit is determined by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.
Operating segments:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2011	June 30, 2010
Net sales:

Construction, Mining and Utility Equipment—

External customers	¥435,324	¥405,206
Intersegment	1,306	438

Total	436,630	405,644

Industrial Machinery and Others—

External customers	58,853	41,934
Intersegment	1,716	2,303

Total	60,569	44,237
Elimination	(3,022)	(2,741)

Consolidated	¥494,177	¥447,140

Segment profit:

Construction, Mining and Utility Equipment	¥60,886	¥54,265
Industrial Machinery and Others	8,844	2,035

Total segment profit	69,730	56,300
Corporate expenses and elimination	(1,618)	(1,963)

Total	68,112	54,337
Other operating income (expenses), net	257	(262)
Operating income	68,369	54,075
Interest and dividend income	1,295	1,021
Interest expense	(1,888)	(1,669)
Other, net	665	(3,323)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥68,441	¥50,104

Business categories and principal products and services included in each operating segment are as follows:
a.	Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics.

b.	Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others.
Transfers between segments are made at estimated arm’s-length prices.
Geographic information:
Net sales to external customers recognized by sales destination for the three months ended June 30, 2011 and 2010 are as follows:

	Millions of Yen
	Three months ended	Three months ended
	June 30, 2011	June 30, 2010
Net sales to external customers:
Japan	¥83,931	¥71,425
The Americas	109,062	101,576
Europe and CIS	53,646	39,752
China	101,904	114,892
Asia (excluding Japan and China) and Oceania	116,033	98,019
Middle East and Africa	29,601	21,476

Consolidated net sales	¥494,177	¥447,140

Net sales to external customers recognized by geographic origin for the three months ended June 30, 2011 and 2010 are as follows:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2011	June 30, 2010
Net sales to external customers:
Japan	¥171,699	¥133,798
U.S.A.	102,577	100,924
Europe and CIS	57,162	42,949
China	73,535	96,040
Others	89,204	73,429

Consolidated net sales	¥494,177	¥447,140

No individual country within Europe and CIS or Others had a material impact on net sales.
There were no sales to a single major external customer for the three months ended June 30, 2011 and 2010.

17. Subsequent Event
There was no significant subsequent event to be disclosed.